SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1_)(1)

                              Boston Biomedica Inc
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    100560101
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                                 (CUSIP Number)
                 Kevin Quinlan, President, Boston Biomedica Inc,
                   375 West Street, West Bridgewater, MA 02379
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2001
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)      (Page 1 of 7 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 100560101                SCHEDULE 13D                Page 2 of 7 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Shoreline Micro-Cap Fund I, LP #36-4267056
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      WC, see Item #3
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      222 W. Adams Street, Chicago, IL 60606
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                        7   SOLE VOTING POWER

                             357,791 shares
                        --------------------------------------------------------
  NUMBER OF             8   SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                   357,791 shares
    WITH                --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      357,791 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.57%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 100560101               SCHEDULE 13D                Page  3 of 7 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard P. Kiphart SS####-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |x|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF & WC, see Item 3
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                        7     SOLE VOTING POWER

                              879,685 shares including the 357,791 shares
                              reported by Shoreline Micro-Cap Fund I LP above
                        --------------------------------------------------------
  NUMBER OF             8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                     879,685 shares including the 357,791 shares
    WITH                      reported by Shoreline Micro-Cap Fund I, L.P.
                              above.
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      879,685 shares including the 357,791 shares reported by shoreline Micro-Cap Fund I, L.P. above.
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.72%
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14    TYPE OF REPORTING PERSON*

      IV
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  SECURITY & ISSUER

            This statement relates to common stock of Boston Biomedica Inc. (the "Company"). The principal executive offices of the Company are located at 375 West Street, West Bridgewater, MA 02379

Item 2.  IDENTITY & BACKGROUND

      (a) This Scheduled 13D is filed on behalf of Shoreline Micro-Cap Fund I, LP an Illinois limited partnership (the "Fund) and Richard P. Kiphart, the General Partner of the fund.

      (b)   Business address of fund:
            Shoreline Micro Cap Fund I, LP
            C/o William Blair & Co
            222 W. Adams St
            Chicago, IL 60606

            Business address for individual:
            Richard P. Kiphart
            C/o William Blair & Co
            222 W. Adams St
            Chicago, IL 60606

      (c) The Shoreline Micro-Cap Fund I, LP was formed for the purpose of making investment in micro-cap companies. Richard P. Kiphart is the General Partner of the fund and is a principal and member of the Executive Committee of William Blair & Co, LLC, where he heads the firm's Corporate Finance Department.

      (d) None of the limited partners or general partner of the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the limited partners or general partner of the Fund has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

      (f)   Mr. Kiphart is a citizen of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The common stock of the Company was purchased with the working capital of the Fund and personal funds of Mr. Kiphart.

Item 4.  PURPOSE OF TRANSACTION

            The additional common stock of the Company was purchased by Mr. Kiphart for investment only. Therefore, the plans of Mr. Kiphart with respect to the common stock of the Company do not relate to and would not result in any of the items enumerated in (a)-(j) of Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) 879,685 shares owned equaling 13.72% of outstanding shares (6,412,222) this includes 357,791 common stock shares reported by Shoreline Micro-Cap Fund I, LP. As of January 23, 2001 Mr. Kiphart beneficially owned a total of 879,685 shares of the common stock of the company (consisting of

      (b) The Fund owns a total of 357,791 shares of the common stock of the Company (as described in item 5(a) above) and Mr. Kiphart beneficially owns a total of 879,685 shares of the common stock of the Company (described in Item 5(a) above). Mr. Kiphart, as general partner of the Fund, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such shares of the Fund

      (c)   Richard Kiphart & Shoreline Micro-Cap Fund
            Date of Conversion January 22, 2001
            Conversion Price: 1.523
            Shoreline Micro-Cap Fund converted $220,000 of principal balance of the convertible debenture into common stock.
            Richard P. Kiphart converted $780,000 of principal balance of the convertible debenture into common stock

            Previous shares were open market purchase at William Blair & Company, L.L.C.

      (d)   Not Applicable

      (e)   Not Applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Not Applicable

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

            No material is being filed as exhibits.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2001             Signature: /s/ Richard P. Kiphart
                                    Title:  General Partner, Shoreline Micro-Cap
                                    Fund I, L.P.

Date:  February 6, 2001             Signature:/s/ Richard P. Kiphart

                                    EXHIBIT A

                        AGREEMENT AMONG REPORTING PERSONS

The undersigned hereby agree to file a single statement on Schedule 13D to report their beneficial ownership of the Common Stock of Boston Biomedica Inc. pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934.

Date: February 6, 2001               Signature: /s/ Richard P. Kiphart

                                     Shoreline Micro-Cap Fund I, L.P.

                                     By Richard P. Kiphart, its General Partner


Date:  February 6, 2001              Signature: /s/ Richard P. Kiphart

                                     Richard P. Kiphart